                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*



                             STAGE II APPAREL CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock ($.01 par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    852542109
          ------------------------------------------------------------
                                 (CUSIP Number)


                              Ronald J. Vannuki
                              100 Wilshire Blvd., 15th Floor
                              Santa Monica, CA 90401
                              (310) 917-6600
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                   July 29, 1996
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                       --------------------
CUSIP No. 852542109                                          Page 2 of 14 Pages
         ------------                                            ---  ----
---------------------                                       --------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Fortuna Investment Partners, L.P.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

           California
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
                              0
                  --------------------------------------------------------------
    NUMBER OF     8   SHARED VOTING POWER
     SHARES                  562,300
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      9   SOLE DISPOSITIVE POWER
      EACH                    0
   REPORTING      --------------------------------------------------------------
     PERSON       10  SHARED DISPOSITIVE POWER
      WITH                   562,300
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          562,300

--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            13.4%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON *
            PN

--------------------------------------------------------------------------------



                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

---------------------                                       --------------------
CUSIP No. 852542109                                          Page 3 of 14 Pages
         ------------                                            ---  ----
---------------------                                       --------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Fortuna Capital Management, Inc.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

           California
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
                              0
                  --------------------------------------------------------------
    NUMBER OF     8   SHARED VOTING POWER
     SHARES                  562,300
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      9   SOLE DISPOSITIVE POWER
      EACH                    0
   REPORTING      --------------------------------------------------------------
     PERSON       10  SHARED DISPOSITIVE POWER
      WITH                   562,300
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          562,300

--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            13.4%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON *
            CO

--------------------------------------------------------------------------------



                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

---------------------                                       --------------------
CUSIP No. 852542109                                          Page 4 of 14 Pages
         ------------                                            ---  ----
---------------------                                       --------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Ronald J. Vannuki
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
          PF (with respect to shares over which Mr. Vannuki has sole dispositive power);
          N/A (with respect to all other shares in which Mr. Vannuki has a beneficial interest.)
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
                              700
                  --------------------------------------------------------------
    NUMBER OF     8   SHARED VOTING POWER
     SHARES                  562,300
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      9   SOLE DISPOSITIVE POWER
      EACH                    700
   REPORTING      --------------------------------------------------------------
     PERSON       10  SHARED DISPOSITIVE POWER
      WITH                   562,300
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          563,000

--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            13.4%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON *
            IN

--------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

---------------------                                       --------------------
CUSIP No. 852542109                                          Page 5 of 14 Pages
         ------------                                            ---  ----
---------------------                                       --------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Richard Fechtor
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
                              0
                  --------------------------------------------------------------
    NUMBER OF     8   SHARED VOTING POWER
     SHARES                  3,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      9   SOLE DISPOSITIVE POWER
      EACH                    0
   REPORTING      --------------------------------------------------------------
     PERSON       10  SHARED DISPOSITIVE POWER
      WITH                   3,000
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,000

--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.1%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON *
            IN

--------------------------------------------------------------------------------

---------------------                                       --------------------
CUSIP No. 852542109                                          Page 6 of 14 Pages
         ------------                                            ---  ----
---------------------                                       --------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Fortuna Advisors, Inc.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

          N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

           California
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
                              0
                  --------------------------------------------------------------
    NUMBER OF     8   SHARED VOTING POWER
     SHARES                   0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      9   SOLE DISPOSITIVE POWER
      EACH                    0
   REPORTING      --------------------------------------------------------------
     PERSON       10  SHARED DISPOSITIVE POWER
      WITH                    78,700
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          78,700

--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.9%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON *

            CO
--------------------------------------------------------------------------------

---------------------                                       --------------------
CUSIP No. 852542109                                          Page 7 of 14 Pages
         ------------                                            ---  ----
---------------------                                       --------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Karen B. Brenner
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
          PF (with respect to shares over which Ms. Brenner has sole dispositive power);
          N/A (with respect to all other shares in which Ms. Brenner has a beneficial interest.)
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
                              3,300
                  --------------------------------------------------------------
    NUMBER OF     8   SHARED VOTING POWER
     SHARES                   0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      9   SOLE DISPOSITIVE POWER
      EACH                    3,300
   REPORTING      --------------------------------------------------------------
     PERSON       10  SHARED DISPOSITIVE POWER
      WITH                    78,700
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          82,000

--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON *

            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                       --------------------
CUSIP No. 852542109                                          Page 8 of 14 Pages
         ------------                                            ---  ----
---------------------                                       --------------------

Item 1.  SECURITY AND ISSUER.

         This filing relates to the Common Stock, ($.01 par value) (the "Stock"), of Stage II Apparel Corp. (the "Company"). The Stock trades on the American Stock Exchange. The Company's principal executive offices are located at 350 Fifth Avenue, New York, New York 10118; the Company's telephone number at that location is (212) 564-5865. The number of issued and outstanding shares of Stock as set forth in the Company's 10Q for the period ended June 30, 1996 is 4,196,000.


Item 2.  IDENTITY AND BACKGROUND.

         (a) This statement is filed by (i) Fortuna Investment Partners, L.P., a California limited partnership ("Fortuna Investment Partners") with respect to shares of Stock held or beneficially owned by the partnership; (ii) Fortuna Capital Management, Inc. ("Fortuna Capital Management") as general partner and discretionary investment adviser of Fortuna Investment Partners and with respect to shares held or beneficially owned by the company; (iii) Ronald J. Vannuki as sole shareholder and president of Fortuna Capital Management; (iv) Richard Fechtor with respect to shares of Stock held or beneficially owned by him;
(v) Fortuna Advisors, Inc. ("Fortuna Advisors") as discretionary investment adviser with respect to shares of Stock held or beneficially owned by its advisory clients; (vi) Karen B. Brenner with respect to shares of Stock held or beneficially owned by her and as sole shareholder and president of Fortuna Advisors. The foregoing persons hereinafter sometimes are referred to collectively as the "Reporting Persons."

         (b) The principal business address of (i) Fortuna Investment Partners; (ii) Fortuna Capital Management; and (iii) Ronald J. Vannuki is 100 Wilshire Boulevard, Fifteenth Floor, Santa Monica, California 90401. The principal business address of Richard Fechtor is 155 Federal Street, Boston, Massachusetts 02110. The principal business address of (i) Fortuna Advisors and
(ii) Karen B. Brenner is 1300 Bristol Street North, Suite 230, Newport Beach, California 92660.

         (c) The business of (i) Fortuna Investment Partners is that of a private investment partnership engaging in the purchase and sale of securities for investment for its own account; (ii) Fortuna Capital Management is to serve as the general partner of Fortuna Investment Partners; and (iii) Ronald J. Vannuki is to serve as president of Fortuna Capital Management and as a registered representative with a securities brokerage firm.

                                  SCHEDULE 13D

---------------------                                       --------------------
CUSIP No. 852542109                                          Page 9 of 14 Pages
         ------------                                            ---  ----
---------------------                                       --------------------

         The business of Richard Fechtor is a registered representative and director of a securities brokerage and investment banking firm.

         The business of (i) Fortuna Advisors is the provision of discretionary investment management services to clients and (ii) Karen B. Brenner is to serve as president of Fortuna Advisors.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f)(i) Fortuna Investment Partners is a California limited partnership;
(ii) Fortuna Capital Management is a California corporation; (iii) Ronald J. Vannuki is a United States citizen; (iv) Richard Fechtor is a United States citizen; (v) Fortuna Advisors is a California corporation; (vi) Karen B.
Brenner is a United States citizen.


Item 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

         The net investment cost (including commissions, if any) of the shares of Stock beneficially owned by Fortuna Investment Partners is $1,968,050. The source of funds for this consideration was working capital.

         The net investment cost (including commissions, if any) of the shares of Stock beneficially owned by Fortuna Capital Management is $0. (See Item 6.)

         The net investment cost (including commissions, if any) of the shares of Stock beneficially owned by Ronald J. Vannuki is $2,187.50. The source of funds for this consideration was personal funds.

         The net investment cost (including commissions, if any) of the shares of Stock beneficially owned by Richard Fechtor is $9,900. The source of funds for this consideration was client's personal funds.

                                  SCHEDULE 13D

---------------------                                       --------------------
CUSIP No. 852542109                                         Page 10 of 14 Pages
         ------------                                            ---  ----
---------------------                                       --------------------

         The net investment cost (including commissions, if any) of the shares of Stock beneficially owned by Fortuna Advisors is $314,806.39. The source of funds for this consideration was client's personal funds.

         The net investment cost (including commissions, if any) of the shares of Stock beneficially owned by Karen B. Brenner is $16,471.63. The source of funds for this consideration was personal funds.


Item 4.  PURPOSE OF THE TRANSACTION

         The purpose of the acquisition of the shares of Stock by the Reporting Persons is for investment, and the purchase of the shares by such persons were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. Each Reporting Person may make further purchases of shares of Stock from time to time and may dispose of any or all of the shares of Stock held by such person at any time. If a Qualifying Event (see
Item 6, INFRA) should occur, and if the Options (defined below) associated with the four options agreements previously filed as Exhibits are exercised, then a change in control of the Company could be deemed to have occurred. In such event, the Reporting Persons might seek a role in the management of the Company. Such entities and persons may, at any time and from time to time, review or reconsider their position with respect to the Company, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.


Item 5.  INTEREST IN SECURITIES OF THE ISSUE

         (a)   As of the date hereof:

               (i) Fortuna Investment Partners beneficially owns 562,300 shares of Stock. Fortuna Investment partners is the beneficial owner of 13.4% of the Stock.

               (ii) Fortuna Capital Management, as general partner and discretionary investment adviser to Fortuna Investment Partners, beneficially owns 562,300 shares of Stock. Fortuna Capital Management is the beneficial owner of 13.4% of the Stock.

                                  SCHEDULE 13D

---------------------                                       --------------------
CUSIP No. 852542109                                         Page 11 of 14 Pages
         ------------                                            ---  ----
---------------------                                       --------------------

               (iii) Ronald J. Vannuki, as sole shareholder and president of Fortuna Capital Management and as a direct owner of shares of Stock, beneficially owns 563,000 shares of Stock. Mr. Vannuki is the beneficial owner of 13.4% of the Stock.

               (iv) Richard Fechtor beneficially owns 3,000 shares of Stock. Mr. Fechtor is the beneficial owner of 0.1% of the Stock.

               (v) Fortuna Advisors, as discretionary investment adviser to clients whose accounts hold the Stock, beneficially owns 78,700 shares of Stock. Fortuna Advisors is the beneficial owner of 1.9% of the Stock.

               (vi) Karen B. Brenner, as sole shareholder of Fortuna Advisors and as a direct owner of shares of Stock, beneficially owns 82,000 shares of Stock. Ms. Brenner is the beneficial owner of 2.0% of the Stock.

         The Reporting Persons in the aggregate may be deemed to own an aggregate of 15.4% of the Stock.

         (b)


                                                             ------------------------------------------
                                                             ------------------------------------------
                                                                   Power to Vote       Power to Dispose
                           ----------------------------------------------------------------------------
                           ----------------------------------------------------------------------------
                            No. of Shares
                            Beneficially    Percentage
                               Owned         of Class            Sole     Shared       Sole      Shared
-------------------------------------------------------------------------------------------------------
-------------------------
Fortuna
Investment
Partners                         562,300         13.4%              0    562,300          0     562,300
-------------------------------------------------------------------------------------------------------
Fortuna Capital
Management                       562,300         13.4%              0    562,300          0     562,300
-------------------------------------------------------------------------------------------------------
Ronald J.
Vannuki                          563,000         13.4%            700    562,300        700     562,300
-------------------------------------------------------------------------------------------------------
Richard
Fechtor                            3,000          0.1%              0      3,000          0       3,000
-------------------------------------------------------------------------------------------------------
Fortuna
Advisors                          78,700          1.9%              0          0          0      78,700
-------------------------------------------------------------------------------------------------------
Karen B.
Brenner                           82,000          2.0%          3,300          0      3,300      78,700
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                       --------------------
CUSIP No. 852542109                                         Page 12 of 14 Pages
         ------------                                            ---  ----
---------------------                                       --------------------

          (c) The trading dates, number of shares purchased or sold and price per share for all transactions by the Reporting Persons since May 30 are set forth on Schedule A hereto. All such transactions were open market transactions and were effected on the American Stock Exchange. No other transactions were effected by the Reporting Persons during such period.

          (d) No person other than each respective owner referred to herein of Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Stock.

          (e)  Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          On March 5, 1996, the Company entered into an agreement (the "Consulting Agreement") with AMP Consulting, Fechtor, Detwiler & Co., Inc. ("Fechtor Detwiler"), and Fortuna Capital Management, providing for various consulting and financial advisory services and the issuance of performance-based options (the "Options"). The advisory services include (i) a review of Company operations to consider ways of increasing the efficiency and financial performance of the Company's existing apparel business, (ii) the evaluation of strategic opportunities to either expand or divest the current business and acquire new businesses within or outside the apparel industry and to develop profitable strategies for the resulting enterprise and (iii) the identification of potential transactions to implement the recommended strategic plan. The Consulting Agreement has a term ending October 2, 1996, subject to earlier termination or extension by the Company.

          In connection with the Consulting Agreement, the Company granted options to AMP Consulting, Fechtor Detwiler and Fortuna Capital Management to purchase 200,000 shares, 100,000 shares, and 200,000 shares, respectively, of the Stock at $3.125 per share, exercisable only if specified performance goals are timely met (a "Qualifying Event"). In addition, Jack Clark, the Company's Chairman of the Board, has issued Options to Fechtor Detwiler and Fortuna Capital Management to purchase 434,000 and 866,000 shares, respectively, of Stock owned by him upon the occurrence of a Qualifying Event at an exercise price of $4.75 per share. Mr. Clark has reserved the right to assign part of his Option obligations to other principal shareholders of the Company. The AMP Consulting Options will expire one year after a Qualifying Event, and the Fechtor Detwiler and Fortuna Capital Management Options

                                  SCHEDULE 13D

---------------------                                       --------------------
CUSIP No. 852542109                                         Page 13 of 14 Pages
         ------------                                            ---  ----
---------------------                                       --------------------

will expire on January 7, 1997. The Company has agreed to register for resale all shares covered by the Options.

          As of the date hereof, no Qualifying Event has occurred, and is not expected to occur within the next 60 days.


Item 7.   MATTER TO BE FILED AS EXHIBITS

          No new exhibits. Exhibits previously filed by the Reporting Persons are incorporated herein by this reference.


SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 18, 1996


FORTUNA INVESTMENT PARTNERS, L.P.

By: Fortuna Capital Management, Inc.,
    its General Partner


    By: /s/ RONALD J. VANNUKI
       ----------------------------
       Ronald J. Vannuki, President


FORTUNA CAPITAL MANAGEMENT, INC.


    By: /s/ RONALD J. VANNUKI
       ----------------------------
       Ronald J. Vannuki, President

                                  SCHEDULE 13D

---------------------                                       --------------------
CUSIP No. 852542109                                         Page 14 of 14 Pages
         ------------                                            ---  ----
---------------------                                       --------------------


 /s/ RONALD J. VANNUKI
-----------------------------------
Ronald J. Vannuki
Individual



-----------------------------------
Richard Fechtor
Individual


FORTUNA ADVISORS, INC.


          By:
              -------------------------------
              Karen B. Brenner, President


---------------------------------------------
Karen B. Brenner
Individual

                                  SCHEDULE 13D

---------------------                                       --------------------
CUSIP No. 852542109                                         Page 14 of 14 Pages
         ------------                                            ---  ----
---------------------                                       --------------------



-----------------------------------
Ronald J. Vannuki
Individual


/s/ RICHARD FECHTOR
-----------------------------------
Richard Fechtor
Individual


FORTUNA ADVISORS, INC.


          By:
              -------------------------------
              Karen B. Brenner, President


---------------------------------------------
Karen B. Brenner
Individual

                                  SCHEDULE 13D

---------------------                                       --------------------
CUSIP No. 852542109                                         Page 14 of 14 Pages
         ------------                                            ---  ----
---------------------                                       --------------------



-----------------------------------
Ronald J. Vannuki
Individual



-----------------------------------
Richard Fechtor
Individual


FORTUNA ADVISORS, INC.


          By: /s/ KAREN B. BRENNER
              -------------------------------
              Karen B. Brenner, President

/s/ KAREN B. BRENNER
---------------------------------------------
Karen B. Brenner
Individual

                                   SCHEDULE A

                            Transactions Since May 30

----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
                                                                                    Broker Effective
          Party                     Date        Bought (Sold)    Price Per Share       Transaction
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Fortuna Investment Partners       06/28/96          10,000            $3.00            Bear Stearns

Fortuna Investment Partners       07/01/96           1,000            $3.04            Bear Stearns

Fortuna Investment Partners       07/09/96           1,000            $3.04            Bear Stearns

Fortuna Investment Partners       07/22/96           4,000            $3.04            Bear Stearns

Fortuna Investment Partners       07/29/96          11,000            $3.03            Bear Stearns

Fortuna Investment Partners       08/08/96          18,500            $3.04            Bear Stearns

Fortuna Investment Partners       08/09/96             500            $3.04            Bear Stearns

          Fechtor                 08/12/96           1,500            $2.88          Fechtor, Detwiler

Fortuna Investment Partners       08/12/96             500            $3.00            Bear Stearns

          Fechtor                 08/13/96           1,500            $2.88          Fechtor, Detwiler

Fortuna Investment Partners       08/26/96             500            $3.03            Bear Stearns

Fortuna Investment Partners       08/27/96             500            $3.04            Bear Stearns

Fortuna Investment Partners       08/29/96             500            $3.04            Bear Stearns

Fortuna Investment Partners       08/30/96           2,000            $2.95            Bear Stearns

Fortuna Investment Partners       09/10/96          17,500            $2.97            Bear Stearns

          Fechtor                 09/10/96           1,500            $2.88          Fechtor, Detwiler

Fortuna Investment Partners       09/23/96           2,500            $2.99            Bear Stearns

Fortuna Investment Partners       09/24/96           5,500            $2.98            Bear Stearns

Fortuna Investment Partners       09/25/96           2,900            $2.99            Bear Stearns

Fortuna Investment Partners       09/26/96           5,500            $2.98            Bear Stearns

Fortuna Investment Partners       09/27/96           4,500            $2.98            Bear Stearns

Fortuna Investment Partners       09/30/96           3,000            $2.99            Bear Stearns

Fortuna Investment Partners       10/01/96           7,000            $2.97            Bear Stearns

Fortuna Investment Partners       10/02/96           3,000            $2.99            Bear Stearns

Fortuna Investment Partners       10/03/96           3,000            $2.99            Bear Stearns

Fortuna Investment Partners       10/04/96           7,000            $2.99            Bear Stearns

          Fechtor                 11/10/96             500            $2.88          Fechtor, Detwiler
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)

     This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer" the Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated October 18, 1996


FORTUNA INVESTMENT PARTNERS, L.P.


By: Fortuna Capital Management, Inc.,
    its General Partner


    By: /s/ RONALD J. VANNUKI
       ----------------------------
       Ronald J. Vannuki, President


FORTUNA CAPITAL MANAGEMENT, INC.


    By: /s/ RONALD J. VANNUKI
       ----------------------------
       Ronald J. Vannuki, President

 /s/ RONALD J. VANNUKI
-----------------------------------
Ronald J. Vannuki
Individual


-----------------------------------
Richard Fechtor
Individual

               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)

 This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer" the Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated October 18, 1996


FORTUNA INVESTMENT PARTNERS, L.P.


By: Fortuna Capital Management, Inc.,
    its General Partner


    By:
       ----------------------------
       Ronald J. Vannuki, President


FORTUNA CAPITAL MANAGEMENT, INC.


    By:
       ----------------------------
       Ronald J. Vannuki, President


-----------------------------------
Ronald J. Vannuki
Individual

/s/ RICHARD FECHTOR
-----------------------------------
Richard Fechtor
Individual

FORTUNA ADVISORS, INC.


    By: /s/ KAREN B. BRENNER
       ----------------------------
       Karen B. Brenner, President


 /s/ KAREN B. BRENNER
-----------------------------------
Karen B. Brenner
Individual